

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2020

Kenneth Tapp
Chief Executive Officer
MjLink.com, Inc.
3465 Gaylord Court, Suite A509
Englewood, CO 80113

>   **Re: MjLink.com, Inc.**
>   **Amendment No. 3 to Offering Statement on Form 1-A**
>   **Filed June 16, 2020**
>   **File No. 024-11154**

Dear Mr. Tapp:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 5, 2020 letter.

Amendment No. 3 to Offering Circular

Cover Page

1. Remove the statement that MjLink is currently a subsidiary of Social Life Network, Inc. and disclose, if true, that MjLink is majority owned and controlled by Kenneth Tapp, MjLink's Chief Executive Officer and Chairman, through LVC Consulting, LLC. Make corresponding changes to the same statement under "Company History Overview" on page 3. Similarly, remove references to Social Life Network, Inc. currently being MjLink's parent company, such as on pages 51 and 53.

Risk Factors

"We have authorized 25,000,000 Preferred Shares...", page 18

2. We note your response to prior comment 7 and reissue part of the comment. Please advise how you could issue undesignated preferred shares under Delaware law.

Director Compensation, page 50

3. In footnote 3 to the table on page 51, clarify that Kenneth Tapp has more than 50% voting control over Social Life Network, Inc.

Certain Relationships and Related Party Transaction, page 52

4. You indicate on page 53 that you issued 4,470,682 Class A common shares on May 9, 2020 to your officers, directors and affiliates. On page 54, you disclose that you issued 10,068,087 Preferred Shares on May 13, 2020 to various persons and entities. As appropriate, please provide the information required by Item 13 of Part II of Form 1-A for these transactions.

Security Ownership of Management & Certain Security Holders, page 53

5. In response to prior comment 7, you state that your board of directors approved the filing of a Certificate of Rights and Preferences to the Preferred Shares with the State of Delaware, providing that each Preferred Share may be converted on a 1 to 3 basis and will have a cumulative annual dividend of 6%. Since the Preferred Shares will be voting securities, revise your beneficial ownership tables on pages 51 and 53 to provide the beneficial ownership of the Preferred Shares. In addition, since the Preferred Shares will have more than one vote, provide a final column to each table that discloses the percentage of total voting control held by each listed person. Refer to Item 12 of Part II of Form 1-A.

Note 1 - Organization and Description of Business
Financial Statement Presentation, page F-7

6. Please revise or remove the disclosure that references interim disclosures since the financial statements presented are for annual periods. Your disclosure inappropriately references that all the GAAP disclosures are not included and that adjustments to interim periods have been made and to condensed financial statements. Further, you state, "the year-end condensed balance sheet data as of December 31, 2018, were derived from audited financial statements" while those statements are presented. In addition, your note 2 basis of presentation includes references that would only apply to an interim presentation of financial statements.

7. Please revise to include a Subsequent Event footnote disclosures that complies with ASC 855-10-50-1. Such disclosure would include the issuance of preferred stock including a description of its terms and rights.

General

8.   Please revise Item 6 of Part 1 of Form 1-A to provide the required information on the May 9, 2020 issuance of Class A common shares and May 13, 2020 issuance of Preferred Shares.

You may contact Amanda Kim, Staff Accountant, at (202) 551- 3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Frederick M. Lehrer